FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number _____0-16174____

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
_____Petach Tikva 49131 Israel_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

	Contact:	Dan Suesskind
		Chief Financial Officer
		Teva Pharmaceutical Industries Ltd.
		(011) 972-2-589-2840
		George Barrett
		President and CEO
		Teva North America
FOR IMMEDIATE RELEASE		(215) 591-3030
		Liraz Kalif / Kevin Mannix
		Teva Investor Relations
		(011) 972-3-926-7281 / (215) 591-8912

TEVA ANNOUNCES AGREEMENT WITH PFIZER REGARDING IDARUBICIN, AZITHROMYCIN, AND EPIRUBICIN

Jerusalem, Israel, November 21, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that it has reached a comprehensive agreement with Pfizer Inc (NYSE: PFE) regarding idarubicin, azithromycin, and epirubicin and the sale of those generic products. The agreement resolves and dismisses all outstanding patent litigation filed by Pharmacia, a subsidiary of Pfizer against Sicor, a subsidiary of Teva, over Sicor's sales of generic idarubicin, an anti-cancer drug and all patent litigation brought by Pfizer over Teva's sale of generic azithromycin, an antibiotic.   Furthermore, the parties have granted each other full releases and Teva will continue to market its generic versions of idarubicin and azithromycin. Teva has agreed to make a payment of up to $70 million to Pfizer, which includes an option in 2007 for Teva to sell its own generic version of epirubicin prior to the August 2007 patent expiry. Additional details were not disclosed.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: November 21, 2006